===============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                          Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


For the Coupon Period ending July 19, 1999


               Westpac Securitisation Management Pty Limited
               ---------------------------------------------
              (Translation of registrant's name into English)


           Level 4, 60 Martin Place, Sydney, NSW 2000, Australia
           -----------------------------------------------------
                  (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]    No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________.

                                               NOTEHOLDERS REPORT - SERIES 1998-1G WST TRUST





Date of Report - Determination Date                           13-Jul-99

Housing Loan Collection Period                                10-Apr-99                    to                      09-Jul-99
                                                             (inclusive)                                          (inclusive)
Days in Collection Period                                         91

Coupon Period                                                 19-Apr-99                    to                      19-Jul-99
                                                             (inclusive)                                          (exclusive)
Days in Coupon Period                                             91

3 month BBSW at beginning of coupon period                     4.7800%             3 month USD-LIBOR                5.0000%

Foreign Exchange Rate                                         0.62354525564

Available Income                                                  28,915,001.43
Total Available Funds                                             28,915,001.43
Accrued Interest Adjustment                                                0.00
Redraws Made This Period                                          23,606,140.73
Redraw Shortfall                                                           0.00
Redraw Facility Draw                                                       0.00
RFS Issued This Period                                                     0.00
Trust Expenses                                                     1,310,607.08
Total Payments                                                    25,341,946.19
Payment Shortfall                                                          0.00
Principal Draw This Period                                                 0.00
Total Principal Draws Outstanding                                          0.00
Gross Principal Collections                                      150,928,437.49
Principal Collections                                            127,322,296.76
Excess Available Income                                            3,573,155.24
Excess Collections Distribution                                    3,573,155.24
Liquidity Shortfall                                                        0.00
Liquidity Net Draw / (Repayment) this period                               0.00
Remaining Liquidity Shortfall                                              0.00
Liquidation Loss                                                           0.00
Principal Charge Offs                                                      0.00
Prepayment Benefit Shortfall                                               0.00
Average Daily Balance for Qtr                                     1,720,121,451
Subordinated Percentage                                                 2.8574%
Initial Subordinated Percentage                                         2.3000%
Average Quarterly Percentage                                            0.2776%

                 Reuters Information                        Principal/100,000      Coupon/100,000
                                Class A          0.00                5,783.5808               1,020.6713
                                Class B          0.00                    0.0000               1,330.8750

Stated Amount - AUD Equivalent                                Percentage            Forex Percentage         Chargeoffs
                      Class A        1,603,756,522.52                 97.14264%                  1.00000
                      Class B           52,800,570.54                  2.85736%
                      RFS                        0.00                                            0.00000

                 TOTAL               1,655,557,093.06                100.00000%               100.00000%

Stated Amount - USD                                                                   Bond Factor

                      Class A        1,000,014,770.82                                        0.7285021          0.00
                      Class B           32,300,000.00                                        1.0000000          0.00
                      RFS                        0.00                                                           0.00

                 TOTAL               1,032,314,770.82                                                           0.00




                                                WST Trust Series 1998-1G
                                                 DELINQUENCY STATISTICS

                                            Collection Period Ended:                      09/07/1999
-----------------------------------------------------------------------------------------------------------------------------
                    Number           Current Balance                 Instalment              % by                % by
                    of Loans         Outstanding $A                   Amount $A              Number             Balance
-----------------------------------------------------------------------------------------------------------------------------
    Current         15,952          1,537,245,457                    12,094,375               92.82%              92.85%

    1-29             1,075            101,905,576                       866,225                6.26%               6.16%
    Days

    30-59               94             10,062,784                        72,337                0.55%               0.61%
    Days

    60-89               40              3,411,604                        28,340                0.23%               0.21%
    Days

    90-119              10              1,445,136                         8,411                0.06%               0.09%
    Days

    120-149              7                676,126                         5,139                0.04%               0.04%
    Days

    150-179              2                155,464                         1,087                0.01%               0.01%
    Days

    180+                 6                654,945                         4,450                0.03%               0.04%
    Days
-----------------------------------------------------------------------------------------------------------------------------
    Total           17,186          1,655,557,093                    13,080,365              100.00%             100.00%
-----------------------------------------------------------------------------------------------------------------------------

                                               $A

    Scheduled Principal                      13,760,164
    Unscheduled Principal                   113,562,133
                                           ------------
    Principal Collections                   127,322,297
                                           ------------

    Fixed Interest Rate Housing Loan          321,444,216
    Variable Rate Housing Loans             1,334,112,877
                                           --------------
                                            1,655,557,093
                                           --------------


                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Series 1998-1G WST Trust, by the undersigned, thereunto duly authorized.


                                   Westpac Securitisation Management
                                   Pty Limited, as Trust Manager for
                                   the Series 1998-1G WST Trust,
                                   ---------------------------------
                                   (Registrant)



Dated: July 19, 1999                By:  /s/ Lucy Beretin
                                        --------------------------------------

                                    Name:  Lucy Beretin
                                          ------------------------------------

                                    Title:  Trust Manager
                                           -----------------------------------